April 14, 2025

Debra McCann
Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

       Re: Unisys Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-08729
Dear Debra McCann:

       We have reviewed your April 4, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
17, 2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

1. We note your response to prior comment 1 indicates that total contract value ("TCV")
       provides a useful leading indicator for investors to inform them of the
company   s
       ability to generate future revenue. Although we understand that revenue is your primary measure, it is unclear why the disclosure of TCV in your filings would not provide useful information to an investor considering the extent to which you disclose and discuss these measures outside of your filings. Please revise to disclose and discuss, in future filings, the various TCV metrics that are currently provided in your earnings releases and presentations and include the limitations disclosures that were provided in your response. Refer to SEC Release No. 33-10751.
 April 14, 2025
Page 2
2. Your response to prior comment 2 refers to L&S and Ex-L&S as Non-GAAP measures. Please explain your basis for labeling these as non-GAAP measures.

        Please contact Megan Masterson at 202-551-3407 or Christine Dietz at 202-551-3408
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology